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                                  FORM 18-K/A
                                 AMENDMENT NO. 1
           FOR FOREIGN GOVERNMENTS AND POLITICAL SUBDIVISIONS THEREOF

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ANNUAL REPORT
                                       OF
                                     CANADA
                              (NAME OF REGISTRANT)

                 DATE OF END OF LAST FISCAL YEAR: MARCH 31, 2003

                             SECURITIES REGISTERED *
                      (AS OF THE CLOSE OF THE FISCAL YEAR)


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                                  AMOUNTS AS TO                     NAME OF
                                WHICH REGISTRATION                EXCHANGES ON
       TIME OF ISSUE               IS EFFECTIVE                 WHICH REGISTERED
--------------------------------------------------------------------------------
            N/A                        N/A                             N/A
================================================================================


            NAME AND ADDRESS OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS FROM THE SECURITIES AND EXCHANGE COMMISSION:


                         HIS EXCELLENCY MICHAEL KERGIN
               CANADIAN AMBASSADOR TO THE UNITED STATES OF AMERICA
                                CANADIAN EMBASSY
                          501 PENNSYLVANIA AVENUE, N.W.
                             WASHINGTON, D.C. 20001

                                   Copies to:

         ROB STEWART                     DAVID MURCHISON                     ROBERT W. MULLEN, JR.
           DIRECTOR                          CONSUL                  MILBANK, TWEED, HADLEY & MCCLOY LLP
  FINANCIAL MARKETS DIVISION       CONSULATE GENERAL OF CANADA             1 CHASE MANHATTAN PLAZA
DEPARTMENT OF FINANCE, CANADA      1251 AVENUE OF THE AMERICAS               NEW YORK, N.Y. 10005
    20TH FLOOR, EAST TOWER            NEW YORK, N.Y. 10020
     L'ESPLANADE LAURIER
     140 O'CONNOR STREET
   OTTAWA, ONTARIO K1A 0G5


----------------------
* The Registrant is filing this amendment to its annual report on a voluntary basis.


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   CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
   PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

          This amendment, including the exhibit hereto, contains various forward-looking statements and information that are based on Canada's belief as well as assumptions made by and information currently available to Canada. When used in this document, the words "anticipate", "estimate", "project", "expect", "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the key factors that have or will have a direct bearing on Canada are the world-wide economy in general and the actual economic, social and political conditions in or affecting Canada.

          This amendment to Canada's Annual Report on Form 18-K for the year ending March 31, 2003 is being filed to include Exhibit C-3.

          This amendment to Canada's annual report comprises:

          (a)  Pages numbered 1 to 4 consecutively.

          (b)  The following exhibit:

               Exhibit C-3: Copy of the 2004 Budget Plan of Canada.


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 30th day of March, 2004.


                                  CANADA

                                  By: /s/ Nigel Stephens
                                      -----------------------------
                                      Nigel Stephens
                                      Chief
                                      Financial Markets Division
                                      Financial Sector Policy Branch
                                      Department of Finance, Canada





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                                  EXHIBIT INDEX

Exhibit No.
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C-3:  Copy of the 2004 Budget Plan of Canada.